Filed Pursuant to Rule 424(b)(3)
File No. 333-171977

CAMBRIDGE HEART, INC.

Prospectus Supplement No. 4 dated January 18, 2012

to the Prospectus dated May 2, 2011

On January 18, 2012, Cambridge Heart, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) the attached Current Report on Form 8-K. The attached information supplements and supersedes, in part, the information in the prospectus.

This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all amendments or supplements to it.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement no. 4 is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 17, 2012

CAMBRIDGE HEART, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-20991	13-3679946
(State or Other Jurisdiction of Incorporation	(Commission File Number)	(IRS Employer Identification No.)

100 Ames Pond Drive, Tewksbury, MA		01876
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: 978-654-7600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On January 17, 2012, Cambridge Heart, Inc. (the “Company”) issued and sold secured convertible promissory notes (the “Notes”) in the aggregate principal amount of $2,500,000 together with common stock warrants and additional investment rights described below to new and current institutional and private accredited investors (the “Investors”) pursuant to the terms of two Subscription Agreements dated January 17, 2012 between the Company and the Investors party thereto (the “Private Placement”).

The Private Placement provided $2.5 million of gross proceeds, including the conversion of $600,000 in senior unsecured promissory notes previously issued to two current shareholders in November 2011, including Roderick de Greef, the Chairman of the Board of the Company. The securities were offered and sold pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

The Notes are convertible into common stock of the Company at a conversion price of $0.11 per share. The conversion price of the Notes is subject to adjustment in certain circumstances. If the Company issues shares of common stock, or securities convertible into or exercisable for shares of common stock, at a price lower than the conversion price, then the conversion price of the Notes will, with limited exceptions, be adjusted to such lower price.

The Notes will mature eighteen months from the date of issuance and bear interest at the rate of 8% per annum due and payable quarterly in arrears commencing March 31, 2012 and upon maturity. Interest on the Notes is payable in cash or, at the election of the Company, in shares of common stock, provided that (i) no Event of Default (as defined in the Notes) has occurred, (ii) the common stock is resellable without transfer or volume limitations, (iii) payment in common stock would not cause the Investor to exceed the Investor’s Individual Ownership Threshold (as defined below), and (iv) 85% of the volume weighted average price per share of the Company’s common stock for the 20 trading days ending on the due date of the interest payment being made (the “PIK Share Value”) is at least $0.20. Common stock employed to pay interest will be valued at the PIK Share Value. In the event that the Notes are converted voluntarily by the holder at any time prior to July 17, 2013, the interest payable on the Note will be increased by an amount equal to $200 per $1,000 of converted principle amount of such Note, less any interest payments made with respect to the converted Note (the “Additional Interest”). The Additional Interest is payable in cash, or at the Company’s election in common stock of the Company, at a conversion price equal to the PIK Share Value provided that certain conditions are met. In order for the Company to be able to pay the Additional Interest in common stock, the PIK Share Value must be at least $0.20 and the payment of Additional Interest in common stock must not cause the Investor to exceed the Investor’s Individual Ownership Threshold. Additionally, if the PIK Share Value is at least $0.20, the Note holder can elect to receive the Additional Interest in shares of common stock.

The Company has the a limited ability to force the Note holders to convert the Notes in the event that the following conditions are met for each of the 20 consecutive trading days preceding conversion: (i) the closing bid price for the common stock was equal to or greater than 227% of the conversion price of the Notes, (ii) a registration statement registering for resale of all of the common stock issuable upon conversion of the Notes and exercise of the Warrants was effective and included therein as registered all of the common stock issuable upon conversion of the Notes and exercise of the Warrants, and (iii) an Event of Default (as defined in the Note) or an event which with the passage of time would become an Event of Default has not occurred. If the foregoing conditions are met, the Company can force conversion of the Notes in an aggregate principal amount not to exceed 25% of the aggregate dollar trading volume of shares of the Company’s common stock during the seven trading days immediately preceding the date on which the Company seeks to convert the Notes.

The Notes may be accelerated under certain circumstances, including upon a Fundamental Transaction (as defined below) or upon an Event of Default (as defined in the Note). In the event that (a) the Company effects any merger or consolidation with or into another entity, (b) the Company sells all or substantially all of its assets, (c) a tender offer or exchange offer is completed pursuant to which holders of the Company’s common stock are permitted to tender or exchange their shares for other securities, cash or property, (d) the Company completes a stock purchase or other business combination whereby one or more persons acquire more than 50% of the outstanding shares of common stock of the Company, (e) any “person” or “group” (as defined for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) acquires, directly or indirectly, 50% of the aggregate common stock of the Company or (f) the Company effects any reclassification of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property (other than a reverse merger) (each, a “Fundamental Transaction”), then until twenty business days after the Company notifies the Note holder of the occurrence of the Fundamental Transaction, the Note holder may elect to accelerate the maturity date of the Note as of the date of the Fundamental Transaction. Upon an Event of Default, then, at the option of the Note holder, all principal and interest under the Note then remaining unpaid will be immediately due and payable upon demand by the Note holder.

The Note holders may require the Company to redeem the Notes under certain other circumstances. In the event that the Company is prohibited from issuing the conversion shares, upon the occurrence of any Event of Default, upon the occurrence of a Change in Control (as defined in the Subscription Agreement), or upon the liquidation, dissolution or winding up of the Company, at the Investor’s election, the Company must pay to each Investor a sum of money determined by multiplying the outstanding principal amount of the Note designated by each such Investor by, at such Investor’s election, the greater of (i) 120%, or (ii) a fraction the numerator of which is the highest closing price of the common stock for the thirty (30) days preceding the date demand is made by the Investor and the denominator of which is the lowest applicable conversion price during such thirty (30) day period, plus accrued but unpaid interest and any other amounts due to the Investor (the “Mandatory Redemption Payment”). Upon the payment of the Mandatory Redemption Payment, the corresponding Note principal, interest and other amounts will be deemed paid and no longer outstanding.

The Notes are secured by all of the assets of the Company in connection with which the Company has entered into a Security Agreement granting a first priority security interest in all of the assets of the Company and appointing a collateral agent to act on behalf of the Investors with respect to the collateral.

Under the terms of the Private Placement, the Company issued to the Investors warrants (the “Warrants”) to purchase an aggregate of 22,727,266 shares of common stock (which is equal to 100% of the shares of common stock underlying the Notes as of the closing of the Private Placement) at an exercise price of $0.15 per share (which is equal to 125% of the closing price of the common stock on January 13, 2012). The exercise price of the Warrants is subject to adjustment in certain circumstances. If the Company issues shares of common stock, or securities convertible into or exercisable for shares of common stock, at a price lower than the exercise price, then the exercise price of the Warrants will, with limited exceptions, be adjusted to such lower price. The Warrants will terminate on January 17, 2016.

Under the terms of the Private Placement, the Company also issued to the Investors additional investment rights (the “AIRs”) granting each Investor the right to purchase an additional principal amount of Notes equal to 25% of the original principal amount of Notes purchased by such Investor at the closing of the Private Placement and a corresponding amount of Warrants, at any time prior to July 15, 2012.

The Notes may not be converted, and the Warrants may not be exercised, to the extent such conversion or exercise would cause the holder, together with the holder’s affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of the Company’s then outstanding shares of common stock following such conversion or exercise, except that any Investor may increase or waive the 4.99% conversion limitation, in whole or in part, by designating a higher amount on such Investor’s signature page to the Subscription Agreement and also following the closing date upon and effective after 61 days prior written notice to the Company (the “Individual Ownership Limit”).

Pursuant to the Subscription Agreements, the Company agreed to file a registration statement registering the shares of common stock underlying the Notes and Warrants by no later than April 15, 2012. The Company will use commercially reasonable efforts to cause the registration statement to be declared effective as soon as practicable but in any event on or before June 1, 2012. In the unanticipated event that the Company fails to file the registration statement or the registration statement is not declared effective by the applicable deadline, the Company will pay to each Investor an amount equal to 0.5% of the principal amount of the outstanding Notes and purchase price of the Shares and Warrant Shares issued upon conversion of the Notes and exercise of the Warrants for each 30 day period after the deadline until the registration statement is filed or declared effective, as applicable (or such lesser pro-rata amount for any period of less than 30 days), up to a maximum of 5% of the Note principal plus the aggregate actual Warrant exercise prices (the “Liquidated Damages”). Further, the Company will be required to pay Liquidated Damages if the registration statement, after being filed and declared effective, ceases to be effective without being succeeded within 22 business days by an effective replacement or amended registration statement, or for a period of time that exceeds 45 days in the aggregate per year.

Pursuant to the Subscription Agreements, the Company agreed to certain positive and negative covenants as set forth in the Subscription Agreements, the Notes and the Warrants (collectively, the “Transaction Documents”). The holders of at least sixty-five percent (65%) of each affected component of the securities issued in the Private Placement and upon any

Additional Offering (as defined below) may consent to take or forebear from any action permitted under or in connection with the Transaction Documents, modify any Transaction Documents or waive any default or requirement applicable to the Company or the Investors under the Transaction Documents provided the effect of such action does not waive any accrued interest or damages and further provided that the relative rights of the Investors to each other remains unchanged.

Pursuant to the terms of the Subscription Agreements, the Company may issue and sell, in one or more closings on or before February 28, 2012, up to an additional $1.5 million in principal amount of Notes together with a corresponding number of Warrants and AIRs on substantially the same terms and conditions as granted in the Private Placement (an “Additional Offering”), except that all time effective clauses of any Notes, Warrants or AIRs issued in any Additional Offering shall be the same as those applicable to the Private Placement. Therefore, for example, the maturity date of the Notes, the expiration dates of the Warrants and AIRs, and the Warrant Exercise Price will be the same as applicable to the securities sold in the Private Placement.

For a year following the closing of the Private Placement, with limited exceptions, the Investors have a right of first refusal with respect to any proposed sale by the Company of its common stock or other securities or equity linked debt obligations. If all Note holders do not exercise their pro rata share, then the participating Note holders can take up the balance of the financing round pro rata.

The terms and conditions of the Private Placement were recommended to the full Board of Directors for approval by a Special Committee of the Company’s Board of Directors comprised of three independent directors. The members of the Special Committee of the Board of Directors did not participate in the Private Placement. In connection with the Private Placement, a senior unsecured promissory note in the principal amount of $250,000 issued in November 2011 by the Company in favor of Roderick de Greef, the Chairman of the Board of the Company, was converted into a Note in the principal amount of $250,000 together with a corresponding amount of Warrants and AIRs. In addition, Mr. de Greef purchased in the Private Placement an additional Note in the principal amount of $50,000 together with a corresponding amount of Warrants and AIRs.

The foregoing summary description of the terms of the Private Placement, the Subscription Agreements, the Notes, the Warrants and the AIRs is qualified in its entirety by reference to the definitive transaction documents, which are attached as exhibits 4.1, 4.2, 4.3, 10.1, 10.2, 10.3 and 10.4 to this Current Report on Form 8-K.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

See Section 1.01 of this Current Report on Form 8-K, which item is hereby incorporated by reference herein.

Item 3.02. Unregistered Sales of Equity Securities.

See Section 1.01 of this Current Report on Form 8-K, which item is hereby incorporated by reference herein.

A FINRA registered broker-dealer served as selling agent (the “Selling Agent”) in connection with the Private Placement. In connection with the Private Placement, the Selling Agent received a commission of (i) 10% of the gross proceeds received by the Company from the sales of the Notes in the Private Placement and (ii) 10% of the gross proceeds received by the Company from the exercise of any Warrants issued to Investors in the Private Placement. The Selling Agent also received a non-accountable expense allowance equal to 2% of the gross proceeds received by the Company from Investors in the Private Placement.

Item 8.01. Other Events.

As previously reported, on November 14, 2011, the Company issued convertible promissory notes to two investors in the aggregate principal amount of $600,000 (the “Bridge Notes”). Both of the holders of the Bridge Notes agreed in connection with the Private Placement to convert the Bridge Notes into Notes with an aggregate principal amount of $600,000 and a corresponding amount of Warrants and AIRs.

Item 9.01. Financial Statements and Exhibits.

(c)	Exhibits

4.1	Form of Senior Secured Convertible Note issued on January 17, 2012

4.2	Form of Warrant to purchase shares of common stock of the Company issued on January 17, 2012

4.3	Form of Additional Investment Right issued on January 17, 2012

4.4	Form of Senior Unsecured Convertible Promissory Note issued on November 14, 2011

10.1	Subscription Agreement, dated as of January 17, 2012, by and among the Company and certain Investors

10.2	Subscription Agreement, dated as of January 17, 2012, by and among the Company and certain Investors

10.3	Security Agreement, dated as of January 17, 2012, by and among the Company, Collateral Agents, LLC and the Investors

10.4	Escrow Agreement, dated as of January 17, 2012, by and among the Company, Grushko & Mittman, P.C. and certain Investors

10.5	Convertible Note Purchase Agreement, dated as of November 14, 2011, by and among the Company and the signatories thereto

99.1	Press release issued January 17, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMBRIDGE HEART, INC.

Date: January 18, 2012	By:	/s/ Vincenzo LiCausi
Vincenzo LiCausi
Chief Financial Officer